Exhibit 99.1

Release
   DEUTSCHE BANK REPORTS NET LOSS OF EUR 3.9 BILLION FOR THE YEAR 2008
•	Loss before income taxes of EUR 5.7 billion

•	Tier 1 capital ratio of 10.1%

•	Leverage ratio, per target definition, reduced to 28

•	Trading securities reduced by EUR 142 billion or 41%

•	Recommended dividend of 50 cents per share

•	Fourth quarter loss before income taxes of EUR 6.2 billion; net loss of EUR 4.8 billion
FRANKFURT AM MAIN, 5 February 2009 – Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) today reported unaudited figures for the fourth quarter and full year 2008 in line with its pre-announcement on 14 January 2009.
For the full year 2008, the bank reported a net loss of EUR 3.9 billion and a loss before income taxes of EUR 5.7 billion. Diluted earnings per share were a negative EUR 7.61, compared to positive EUR 13.05 in 2007. Pre-tax return on average active equity, per the bank’s target definition, was negative 20%, versus positive 26% in the prior year. The Management Board and the Supervisory Board have recommended a dividend of 50 cents per share, compared to EUR 4.50 per share for 2007. The Tier 1 capital ratio, reported under Basel II, was 10.1% at the end of the year, compared to 8.6% at the end of the prior year (reported under Basel I). Tier 1 capital at the end of 2008, reported under Basel II, was EUR 31.1 billion, compared to EUR 28.3 billion at the end of 2007 (reported under Basel I).
For the fourth quarter 2008, the bank reported a net loss of EUR 4.8 billion, compared to net income of EUR 1.0 billion in the fourth quarter 2007. The bank reported a loss before income taxes of EUR 6.2 billion, versus income before income taxes of EUR 1.4 billion in the prior year quarter.
Dr. Josef Ackermann, Chairman of the Management Board, said:
“We are very disappointed at our fourth quarter result, and at the consequent full year net loss in 2008. Operating conditions in the quarter were completely unprecedented,

and exposed some weaknesses in our business model. We therefore are repositioning our platform in some core businesses.”
“The Tier 1 capital ratio of the bank has remained at over 10%, in line with target, and is stronger than before the onset of the current crisis. We have reduced our leverage ratio and even exceeded our published target ahead of schedule. We have significantly reduced certain legacy exposures and trading assets, and we have adjusted costs in businesses most directly affected by market turbulence.”
He concluded: “Looking forward, we see continuing very difficult conditions for the global economy, posing significant challenges for our clients and for our industry. Nonetheless, we remain firmly committed to our business model. In investment banking, we are market leaders in areas which have continued to perform well throughout the crisis. We remain convinced of the value and strategic importance of our ‘stable’ businesses. Our strong capital base, liquidity and funding position are also key assets in difficult conditions. We are convinced that Deutsche Bank will emerge successfully from the current crisis. Since the trust and support of our shareholders is critical for us, we recommend a dividend for the year 2008 of 50 cents per share. This reflects our confidence in the bank’s future performance.”
Group Highlights
Net revenues for the fourth quarter were EUR 885 million negative, versus EUR 7.3 billion positive for the fourth quarter 2007.
In the Corporate and Investment Bank (CIB), net revenues were EUR 3.0 billion negative, versus EUR 4.5 billion positive in the fourth quarter 2007.
In Corporate Banking & Securities (CB&S), net revenues were EUR 3.8 billion negative in the fourth quarter, versus EUR 3.8 billion positive in the fourth quarter 2007. This development reflects negative revenues of EUR 4.8 billion in Sales & Trading, driven by significant losses in key businesses: Credit Trading (both proprietary and customer), Equity Derivatives, and Equity Proprietary Trading. These losses reflect the impact on Deutsche Bank’s business model of unprecedented levels of market volatility, correlation across asset classes, and the breakdown of historically observed relationships between asset classes, compounded by extreme illiquidity, in an exceptionally turbulent market environment. These factors more than counterbalanced significant year-on-year revenue growth in the bank’s Money Market Trading and Foreign Exchange Trading businesses. Revenues in Origination were EUR 938 million, up 84% versus the prior year quarter, predominantly reflecting significant write-backs on leveraged loans and loan commitments related to transactions in which Deutsche Bank’s obligation ceased during the quarter. These write-backs more than offset a significant decline in Equity Origination. Advisory revenues were EUR 152 million, down 52% versus the prior year quarter, reflecting lower volumes of market activity.
In Global Transaction Banking (GTB), net revenues were EUR 751 million in the quarter, up 14% versus the fourth quarter 2007, reflecting record volumes in Trade Finance and Cash Management.

In Private Clients and Asset Management (PCAM), net revenues were EUR 2.0 billion, down 22% versus the fourth quarter 2007.
In Asset and Wealth Management (AWM), net revenues were EUR 588 million, a decline of 47% versus the fourth quarter 2007. This development primarily reflects lower fee and commission income resulting from significant falls in equity markets, lower asset valuations, and reduced client activity during the quarter, combined with lower levels of activity in RREEF, mark-downs on seed capital and other investments of EUR 164 million and injections into certain money market funds of EUR 92 million.
In Private & Business Clients (PBC), net revenues were EUR 1.4 billion, down 3% versus the fourth quarter 2007. Brokerage and portfolio management revenues declined by 39% and 15% respectively, reflecting lower equity market values and reduced client activity against a backdrop of turbulent equity markets during the quarter. This development was partly offset by certain significant gains during the quarter.
For the full year 2008, Group net revenues were EUR 13.5 billion, after mark-downs of EUR 7.0 billion, versus revenues of EUR 30.7 billion, after mark-downs of EUR 2.3 billion, in the full year 2007.
Provision for credit losses was EUR 591 million in the fourth quarter, up 80% versus the fourth quarter 2007, and including EUR 185 million of provisions in respect of loans reclassified in accordance with amendments to IAS 39. In CIB, provision for credit losses was EUR 361 million, up 90% versus the prior year quarter, primarily reflecting provisions in respect of reclassified loans. In PCAM, provision for credit losses was EUR 229 million, up 68%, primarily in PBC reflecting a rise in provision against the backdrop of a deteriorating credit environment and business growth.
For the full year 2008, provision for credit losses was EUR 1.1 billion, up 76%.
Noninterest expenses were EUR 4.7 billion in the fourth quarter, down 14% versus the fourth quarter 2007.
Compensation and benefits were EUR 2.1 billion, down 36% versus the prior year quarter, reflecting significantly lower performance-related variable compensation, driven by lower operating results. General and administrative expenses were EUR 2.3 billion for the quarter, up 10% versus the fourth quarter 2007. This increase reflects additional litigation related charges in the current quarter after net releases of provisions in the prior year quarter, expenses related to consolidated infrastructure investments in RREEF and a provision related to the obligation to repurchase Auction Rate Preferred (ARP) securities / Auction Rate Securities (ARS). These items were in part counterbalanced by value added tax benefits of EUR 112 million in the current quarter. The increase in other non-compensation expenses was driven by impairment charges on certain intangible assets of EUR 572 million in Asset Management during the quarter, which more than offset a credit in policyholder benefits and claims of EUR 204 million in CB&S.
For the full year 2008, noninterest expenses were EUR 18.2 billion, down 15% versus the full year 2007.

Deutsche Bank recorded a loss before income taxes of EUR 6.2 billion during the quarter, compared to income before income taxes of EUR 1.4 billion in the fourth quarter 2007. Per the bank’s target definition, which excludes significant impairment charges for intangible assets of EUR 572 million in the current quarter, the loss before income taxes was EUR 5.6 billion.
For the full year 2008, Deutsche Bank recorded a loss before income taxes of EUR 5.7 billion, compared to income before income taxes of EUR 8.7 billion in the full year 2007.
Deutsche Bank recorded a net loss of EUR 4.8 billion in the quarter, compared to net income of EUR 969 million in the fourth quarter 2007. The effective tax rate for the quarter was 22.6%.
For the full year 2008, Deutsche Bank recorded a net loss of EUR 3.9 billion, compared to net income of EUR 6.5 billion in the full year 2007.
The bank’s Tier 1 capital ratio, reported under Basel II, was 10.1% at the end of the fourth quarter 2008, compared to 10.3% at the end of the third quarter 2008 and 8.6% at the end of the fourth quarter 2007, the latter reported under Basel I. In the current quarter, the Tier 1 capital ratio was negatively impacted by the aforementioned net loss, which was counterbalanced by several measures, including the release of dividend accruals made during the first half of 2008, the conversion of contingent capital, and revisions to pension plan accounting. The bank reaffirmed its commitment to a Tier 1 ratio of approximately 10%. The Core Tier 1 ratio, which excludes hybrid Tier 1 capital, was 7.0% at the end of the fourth quarter 2008, versus 7.5% at the end of the third quarter 2008 and 6.9% at the end of the fourth quarter 2007, the latter under Basel I. Risk-weighted assets were EUR 308 billion at the end of the quarter, versus EUR 319 billion at the end of the third quarter. This reduction was driven by the effects of currency movements as well as reductions in non-derivative products.
Total assets were EUR 2,202 billion at the end of the quarter, up from EUR 2,062 billion at the end of the third quarter 2008. Positive market values from derivatives increased from EUR 727 billion to EUR 1,224 billion, driven by significant market volatility and interest rate movements during the quarter. This development was partly offset by a reduction in trading securities from EUR 347 billion to EUR 205 billion, and in reverse repos/securities borrowed from EUR 286 billion to EUR 168 billion, reflecting the implementation of asset reduction strategies in Sales & Trading businesses. Loans increased from EUR 253 billion to EUR 269 billion during the quarter. The leverage ratio, per the Group’s target definition, further improved to 28 at the end of the quarter.
Business Segment Review
Corporate and Investment Bank Group Division (CIB)
Corporate Banking & Securities (CB&S)
Deutsche Bank’s Sales & Trading businesses were severely impacted by the unprecedented market turmoil that started in September and continued to deteriorate in the fourth quarter. Many market participants, including hedge funds, were forced to liquidate substantial positions in assets such as convertibles, investment-grade and high-yield bonds, default swaps, and in long-short equity strategies. These actions drove higher volatilities and correlations in all markets and a significant dislocation in the relationship (or basis) between trading positions and their hedges.
In this challenging environment, Deutsche Bank continued to suffer significant losses in the Credit Trading business, including Credit Proprietary Trading, and Equity Proprietary Trading (EPT) books. Proprietary positions were significantly reduced in size, although market liquidity was not sufficient to eliminate risk in all cases and the bank retains some potential exposure to any further deterioration in these positions.
Sales & Trading (Debt and other products) revenues were negative EUR 2.7 billion in the fourth quarter 2008, compared to positive EUR 1.6 billion in the fourth quarter 2007.
The fourth quarter 2008 included losses in Credit Trading of EUR 3.4 billion, of which EUR 1.0 billion related to the Credit Proprietary Trading business. The losses in the Credit Proprietary Trading business were mainly driven by losses on long positions in the U.S. Automotive sector and by falling corporate and convertible bond prices and basis widening versus the Credit Default Swaps (CDS) established to hedge them. The remaining losses in the Credit Trading business were driven across many sectors as bonds were sold off and basis spreads widened, driven by significant market de-leveraging and low levels of liquidity.
Further mark-downs of EUR 1.7 billion were taken relating to additional reserves against monoline insurers (EUR 1.1 billion), driven in part by additional specific reserves related to certain insurers, and additional provisions against residential mortgage-backed securities (EUR 244 million), commercial real estate loans (EUR 214 million), and impairment losses on available for sale positions (EUR 58 million).
These losses were partially offset by record revenues in the Foreign Exchange and Money Markets businesses, which benefited from both exceptionally strong client flows and favourable positioning. Deutsche Bank gained market share in Commodities and was ranked as the world’s best commodity derivatives house by IFR Magazine in December 2008.
For the full year, Sales & Trading (Debt and other products) revenues were EUR 124 million, compared to EUR 8.4 billion in 2007. Key drivers of the decline were mark-downs of EUR 5.3 billion, compared to EUR 1.6 billion in 2007, and the aforementioned trading losses in the fourth quarter 2008. These losses were partially offset by record results in Foreign Exchange, Money Markets and Commodities, where customer activity remained strong.
Sales & Trading (Equity) revenues were negative EUR 2.1 billion in the fourth quarter 2008, compared to positive EUR 1.1 billion in the same quarter 2007. In an environment characterized by severely dislocated equity markets, with unprecedented levels of volatility and very low levels of liquidity, Equity Derivatives incurred losses of EUR 1.7 billion from managing structural risks, particularly around correlation, volatility and dividend risk related to single stocks. Equity Proprietary Trading losses of EUR 413 million were driven by market-wide de-leveraging which drove down convertible values and widened basis risk. However, the prime brokerage business continued to attract net new securities balances and generated revenues that were only marginally lower than in the fourth quarter 2007.
For the full year, revenues were negative EUR 630 million, compared to positive EUR 4.6 billion in 2007. The decrease was mainly driven by the losses in Equity Derivatives and Equity Proprietary Trading in the second half of the year.
Origination and Advisory generated revenues of EUR 1.1 billion in the fourth quarter 2008, an increase of 32%, or EUR 266 million, versus the fourth quarter 2007. Advisory revenues decreased by 52%, or EUR 162 million, to EUR 152 million in line with the declining market fee pool. However, Deutsche Bank increased market share in EMEA and maintained its number two ranking there. Origination (Debt) revenues increased EUR 612 million to EUR 910 million, reflecting recoveries of EUR 930 million from the termination of certain leverage finance commitments, which were partly offset by mark-downs of EUR 173 million. The cancellation of these commitments also substantially reduced the legacy leveraged lending exposure (held on a fair value basis) to less than EUR 1.0 billion. The benefit from these mark-ups was partly offset by the decline in Investment Grade debt revenues, which were impacted by losses taken mainly on inventory positions affected by the financial crisis. Origination (Equity) revenues decreased 87%, or EUR 184 million, to EUR 28 million, largely as a result of a significant reduction in fee pools across all regions. (Sources for all rankings and fee pool data: Dealogic).
For the full year, Origination and Advisory revenues were EUR 212 million, a decrease of 92%, or EUR 2.5 billion, versus 2007. The revenue decrease was caused primarily by the dislocation in the financial markets. This led to significant mark-downs, net of recoveries, against leveraged finance loans and loan commitments of EUR 1.7 billion, compared to EUR 759 million in 2007. In addition, revenues were affected by the turbulent market conditions which have led to lower issuances and new business volume compared to 2007.
Loan products revenues were EUR 207 million for the fourth quarter 2008, a decrease of 8%, or EUR 17 million, from the same period last year. For the full year, revenues were EUR 1.3 billion, an increase of 29%, or EUR 287 million compared to 2007. The increase was largely driven by mark-to-market hedge gains.
Other products revenues were negative EUR 288 million in the fourth quarter 2008, compared to positive EUR 111 million in the prior year quarter. For the full year 2008, revenues were negative EUR 661 million, a decrease of EUR 510 million compared to 2007. Both developments primarily resulted from mark-to-market losses on investments held to back insurance policyholder claims in Abbey Life. This effect is offset by policyholder benefits and claims in noninterest expenses and has no impact on net income.
In provision for credit losses, CB&S recorded a net charge of EUR 358 million in the fourth quarter 2008, an increase of 97%, or EUR 176 million, compared to the prior year quarter. EUR 185 million of the increase related to assets which had been reclassified in accordance with IAS 39.
For the full year, CB&S recorded a net charge of EUR 402 million, compared to a net charge of EUR 102 million in 2007. The increase was driven by provision for credit losses of EUR 257 million related to assets which had been reclassified in accordance with IAS 39 in the second half of 2008, together with additional provisions, mainly on European loans, reflecting the deterioration in credit conditions.
Noninterest expenses of EUR 1.7 billion in CB&S in the fourth quarter 2008 decreased by 48%, or EUR 1.5 billion, compared to the fourth quarter 2007. For the full year, noninterest expenses decreased 31%, or EUR 3.7 billion, to EUR 8.4 billion. Both developments primarily reflect lower performance-related compensation in line with business results, as well as the aforementioned effects from Abbey Life which resulted in cost decreases of EUR 320 million in the fourth quarter and EUR 389 million in the full year. Savings from cost containment measures and lower staff levels were offset by higher severance charges.
Income (loss) before income taxes in CB&S was a loss of EUR 5.8 billion in the fourth quarter 2008, compared to income of EUR 447 million in the prior year quarter. The full year 2008 loss was EUR 8.5 billion, compared to income of EUR 4.2 billion in 2007.
Global Transaction Banking (GTB)
GTB generated record fourth quarter net revenues of EUR 751 million, an increase of 14%, or EUR 94 million, versus the fourth quarter 2007. The increase was predominantly attributable to the Trade Finance and Cash Management businesses. The rising demand for Trade Finance products resulted in higher guarantee volume, increased number of transactions as well as higher margins in both the guarantee and documentary business. Recent market conditions led to higher transaction volumes in the U.S. dollar and the Euro clearing business for Cash Management with Financial Institutions, resulting in additional fee income and increased net interest revenues due to higher deposit balances.
For the full year, revenues were a record EUR 2.8 billion, an increase of 7%, or EUR 189 million, compared to 2007. The increase was mainly driven by an improved business flow with documentary credit services and export finance solutions for clients’ cross-border trade transactions in the Trade Finance business. Cash Management also generated higher revenues as a result of significantly increased transaction volumes in both the Euro and the U.S. dollar clearing business. During the market turmoil this year, there was a solid growth in deposit balances of 8% since the end of 2007.
In provision for credit losses, GTB recorded a net charge of EUR 3 million in the fourth quarter 2008, compared with a net charge of EUR 8 million in the prior year quarter. For the full year, GTB recorded a net charge of EUR 5 million, compared to a net charge of EUR 7 million in 2007.
Noninterest expenses were EUR 457 million in the fourth quarter 2008, up EUR 30 million, or 7%, compared to the prior year quarter. This development was mainly driven by higher transaction-related expenses, costs from the integration of the operating platform of Pago eTransaction Services GmbH (“Pago”) into Deutsche Card Services GmbH, as well as higher staff levels across all business lines.
For the full year, GTB’s noninterest expenses of EUR 1.7 billion remained stable compared to 2007. Expenses related to investments, including the acquisitions of HedgeWorks LLC in the Americas and the operating platform of Pago, were mostly offset by cost containment measures, efficiency improvements and lower performance-related compensation.
Income before income taxes for the fourth quarter was EUR 291 million, an increase of EUR 69 million, or 31%, compared to the prior year quarter.
For the full year, income before income taxes was a record EUR 1.1 billion, an increase of 17%, or EUR 160 million, compared to 2007.
Private Clients and Asset Management Group Division (PCAM)
Asset and Wealth Management (AWM)
In the fourth quarter 2008, AWM reported net revenues of EUR 588 million, a decrease of 47%, or EUR 513 million, compared to the prior year’s fourth quarter. Portfolio/fund management revenues in Asset Management (AM) decreased by 32%, or EUR 192 million, and in Private Wealth Management (PWM) by 21%, or EUR 24 million. Both business divisions were significantly impacted by the negative market developments in the fourth quarter 2008. The further deterioration of performance and asset-based fees reflected the sharp decline of asset valuations and the related development of assets under management, especially with regard to equity products. Brokerage revenues decreased by 15%, or EUR 38 million, compared to the fourth quarter 2007, reflecting limited client activity in the challenging market environment. Loan/deposit revenues were up 25%, or EUR 15 million, due to a significant growth of loan and deposit volumes. Revenues from other products were negative EUR 192 million in the fourth quarter 2008 compared to positive revenues of EUR 82 million in the same period last year. The negative result for the current year quarter comprised a number of significant specific items due to the market dislocations. These included mark-downs on seed capital and other investments of EUR 164 million and injections of EUR 92 million into certain consolidated money market funds.
For the full year, AWM’s net revenues were EUR 3.3 billion, a decrease of 25%, or EUR 1.1 billion, compared to the prior year. This was mainly due to the impact of significantly deteriorating market conditions through 2008 on performance and asset-based fees. Significantly lower revenues from other products, driven by the above mentioned exceptional fourth quarter items, further contributed to this development.
Noninterest expenses in the fourth quarter 2008 were EUR 1.5 billion, an increase of 56%, or EUR 520 million, compared to the same quarter in 2007. The increase was primarily due to an impairment of EUR 302 million on DWS Scudder intangible assets (compared to EUR 74 million in the fourth quarter 2007) and a goodwill impairment of EUR 270 million in a consolidated investment. In PWM, an additional provision of

EUR 39 million was also taken in relation to its obligation to repurchase ARP/ARS at par from retail clients following a legal settlement in the U.S.
For the full year 2008, noninterest expenses were EUR 3.8 billion, an increase of 10%, or EUR 341 million, compared to the prior year. The main drivers for this development were the aforementioned items in the fourth quarter and higher noninterest expenses from consolidated investments, partly offset by lower performance-related compensation.
AWM’s fourth quarter 2008 resulted in a loss before income taxes of EUR 860 million, compared to an income before income taxes of EUR 169 million in the prior year’s fourth quarter. For the full year, AWM’s loss before income taxes was EUR 525 million, down from an income before income taxes of EUR 913 million in 2007.
Invested assets in AWM were EUR 628 billion at 31 December 2008, a decrease of EUR 73 billion and EUR 121 billion compared to 30 September 2008 and 31 December 2007, respectively. Of these decreases, asset value declines accounted for EUR 44 billion for the fourth quarter and for EUR 109 billion for the full year 2008. During the fourth quarter 2008, AM and PWM experienced net asset outflows of EUR 15 billion and EUR 8 billion, respectively, primarily as a result of the market dislocations in the quarter. For the full year 2008, AM recorded net outflows of EUR 22 billion while PWM attracted net new assets of EUR 10 billion.
Private & Business Clients (PBC)
Despite the market dislocations, net revenues of EUR 1.4 billion in the fourth quarter 2008 were close to the prior year level, down only 3%, or EUR 37 million from the fourth quarter 2007. Brokerage revenues were down 39%, or EUR 101 million, compared to the prior year quarter, suffering from lower levels of client activity. Payments, account & remaining financial services revenues were down 11%, or EUR 31 million, versus the prior year quarter, mainly driven by lower insurance brokerage revenues from pension products in Germany. Revenues from portfolio/fund management decreased by 15%, or EUR 9 million, versus the fourth quarter 2007, also reflecting the poor market conditions. Loan/deposit revenues remained at prior year levels with significantly increased business volumes offset by the effects of lower margins, especially in the context of tighter competition for deposits. Revenues from other products increased by EUR 124 million, compared to the prior year quarter, primarily driven by dividend income from a cooperation partner after an IPO and subsequent gains related to a business sale closed in a prior period. PBC’s asset and liability management function also contributed to the increase.
For the full year 2008, net revenues were EUR 5.8 billion, essentially unchanged from the prior year, proving the resilience of PBC in turbulent market conditions.
The provision for credit losses in the fourth quarter 2008 was EUR 216 million, which represents an increase of 58%, or EUR 79 million, compared to the same quarter last year. For the full year, the provision for credit losses was EUR 653 million, an increase of 30%, or EUR 152 million, compared to 2007. These increases reflect the deteriorating credit conditions in Spain, higher delinquencies in Germany and Italy, as well as organic growth in Poland.

Noninterest expenses in the fourth quarter 2008 were EUR 1.1 billion, an increase of 8%, or EUR 86 million, compared to the fourth quarter 2007, mainly driven by higher severance payments of EUR 79 million in the fourth quarter 2008 as part of PBC’s efficiency initiatives in Italy, Germany and Spain. Higher staff levels also contributed to the year-on-year increase, partly offset by lower performance-related compensation. For the full year, noninterest expenses were EUR 4.2 billion, an increase of 2%, or EUR 70 million, compared to 2007. Higher severance and staffing costs were offset by lower performance-related compensation and tight cost management.
Income before income taxes in PBC was EUR 51 million in the quarter, a decrease of 80%, or EUR 201 million, compared to the fourth quarter 2007. For the full year 2008, income before income taxes was EUR 945 million, a decrease of 18%, or EUR 201 million, versus 2007.
Invested Assets were EUR 189 billion as of 31 December 2008, down by EUR 5 billion from 30 September 2008 and by EUR 15 billion from 31 December 2007. Despite market turbulence, PBC attracted net new assets of EUR 6 billion and EUR 15 billion during the quarter and during 2008, respectively. This growth was more than offset by market depreciation of EUR 10 billion in the quarter and EUR 30 billion for the full year due to the extreme market deteriorations in 2008.
PBC acquired 230,000 net new clients in the fourth quarter 2008, driven by increases in Germany and Italy. For the full year, net new clients were approximately 800,000, resulting in a total of 14.6 million clients at year end 2008.
Corporate Investments Group Division (CI)
CI’s income before income taxes was not significant in the fourth quarter 2008. In the fourth quarter 2007 income before income taxes was EUR 133 million.
For the full year, CI’s income before income taxes reached EUR 1.2 billion, compared to EUR 1.3 billion in 2007. Gains from the sale of industrial holdings were EUR 1.3 billion in 2008, up from EUR 626 million in the prior year. 2007 additionally benefited from net gains related to other asset positions.
Consolidation & Adjustments
For the fourth quarter 2008, Consolidation & Adjustments recorded an income before income taxes of EUR 68 million. The fourth quarter benefited from significant positive effects from different accounting methods used for management reporting and IFRS for economically hedged short-term positions, driven by the significant volatility and overall decline of short-term interest rates. Partly offsetting these positive effects were expenses related to the hedging of investments in foreign operations. Noninterest expenses included charges related to litigation provisions offset by value added tax benefits. In the fourth quarter last year, income before income taxes was EUR 213 million, mainly driven by reimbursements associated with certain insurance claims as well as the effect of a litigation settlement.
For the full year 2008, income before income taxes was EUR 15 million, compared to EUR 243 million in 2007.

These figures are preliminary and unaudited. The Annual Report 2008 and Form 20-F will be published on 24 March 2009. For further details regarding the results, please refer to the 4Q2008 Financial Data Supplement which is either attached or available under www.deutsche-bank.com/ir/financial-supplements.
For further information, please contact:

Press and Media Relations	Investor Relations

+49 69 910 43800 (Frankfurt)	+49 69 910 35395 (Frankfurt)
db.presse@db.com	+1 212 250 7125 (New York)
db.ir@db.com

An Analyst Meeting to discuss the 2008 financial results will take place in Frankfurt today:

Time:	2.00 – approx. 4.00 p.m. CET

Speakers:	Dr. Josef Ackermann	Chairman of the Management Board
	Stefan Krause	Chief Financial Officer
	Dr. Hugo Banziger	Chief Risk Officer

Phone:	Germany:	+ 49 69 7104 914 13
	U.K.:	+ 44 203 147 4695
	USA:	+ 1 866 796 1569

(Please dial in 10 minutes before the conference starts.)

Webcast (Video):	www.deutsche-bank.com/ir/video-audio
(listen only)	- live and replay -

Slides:	www.deutsche-bank.com/ir/presentations
(available from 11.00 a.m.)
This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 26 March 2008 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir .